SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

RxBids

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

749781 10 0

 (CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  JENSON SERVICES, INC.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

870372036

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [  ]

                     (b)  [  ]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Utah

 NUMBER OF SHARES                        7. SOLE VOTING POWER: 440,000*

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 440,000*

 BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 440,000*

                                                               10. SHARED DISPOSITIVE POWER: 440,000*

*

On August 19, 2010, Mack Bradley (“Bradley”), RxBids’ then President, and Jenson Services, Inc., a Utah corporation (“Jenson Services”), executed an Option Agreement by which Bradley granted Jenson Services a one year option to purchase 1,900,000 shares, or approximately 36% of the outstanding common stock of RxBids, which were part of the 2,000,000 shares of RxBids owned by Bradley, at a total exercise price of $60,000.  On January 24, 2011, Jenson Services executed and delivered to Bradley an instrument entitled “Cancellation of Option” in consideration of $10, and under which the option that Bradley had granted to Jenson Services was cancelled and deemed null and void. On January 26, 2011, pursuant to a Securities Purchase Agreement (the “SPA”), a change in control of RxBids occurred whereby Bradley and Travis T. Jenson and Thomas J. Howells and others collectively conveyed a controlling interest in RxBids to a third party. Messrs. Travis T. Jenson and Thomas J. Howells are affiliates of Jenson Services.  Immediately following the change in control, RxBids resolved to effect a one for 12 reverse split of its outstanding common stock, and RxBids acquired Xsovt, LLC, a New York limited liability company (“Xsovt”).  Under the SPA, subject to the completion of the reverse split, the closing of acquisition of Xsovt and a closing of a related financing, Jenson Services will be issued 440,000 post-split shares in consideration of the cancellation by Jenson Services of debt in the amount of $12,700 owed to Jenson Services by RxBids.  The debt cancellation and the issuance of these shares to Jenson Services was deemed to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Securities and Exchange Commission Rule 16b-3(d)(1), pursuant to resolution adopted by the RxBids Board of Directors on January 26, 2011.  See the Forms 3 and the Forms 4 of Travis T. Jenson and Thomas J. Howells filed with the Securities and Exchange Commission on August 27, 2010 (Forms 3) and January 27, 2011 (Forms 4) and the 8-K Current Reports of RxBids filed with the Securities and Exchange Commission on August 26, 2010, and January 21, 2011, respectively.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 440,000 directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%, excluding shares underlying outstanding warrants and preferred stock.

14.       TYPE OF REPORTING PERSON.

CO

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.01 per share.

Name of Issuer:  RxBids, a Nevada corporation. 18-B Neal Court, Oceanside, NY 11572.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  Jenson Services, Inc., a Utah corporation.

(b)        Address: 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)        Principal Occupation: Consulting services.

(d)        During the last five years, Jenson Services has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Jenson Services has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        Utah.

Item 3.  Source and Amount of Funds or Other Consideration

On August 19, 2010, Mack Bradley (“Bradley”), RxBids’ then President, and Jenson Services, Inc., a Utah corporation (“Jenson Services”), executed an Option Agreement by which Bradley granted Jenson Services a one year option to purchase 1,900,000 shares, or approximately 36% of the outstanding common stock of RxBids, which were part of the 2,000,000 shares of RxBids owned by Bradley, at a total exercise price of $60,000.  On January 24, 2011, Jenson Services executed and delivered to Bradley an instrument entitled “Cancellation of Option” in consideration of $10, and under which the option that Bradley had granted to Jenson Services was cancelled and deemed null and void. On January 26, 2011, pursuant to a Securities Purchase Agreement (the “SPA”), a change in control of RxBids occurred whereby Bradley and Travis T. Jenson and Thomas J. Howells and others collectively conveyed a controlling interest in RxBids to a third party. Messrs. Travis T. Jenson and Thomas J. Howells are affiliates of Jenson Services.  Immediately following the change in control, RxBids resolved to effect a one for 12 reverse split of its outstanding common stock, and RxBids acquired Xsovt, LLC, a New York limited liability company (“Xsovt”).  Under the SPA, subject to the completion of the reverse split, the closing of acquisition of Xsovt and a closing of a related financing, Jenson Services will be issued 440,000 post-split shares in consideration of the cancellation by Jenson Services of debt in the amount of $12,700 owed to Jenson Services by RxBids.  The debt cancellation and the issuance of these shares to Jenson Services was deemed to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Securities and Exchange Commission Rule 16b-3(d)(1), pursuant to resolution adopted by the RxBids Board of Directors on January 26, 2011.  See the Forms 3 and the Forms 4 of Travis T. Jenson and Thomas J. Howells filed with the Securities and Exchange Commission on August 27, 2010 (Forms 3) and January 27, 2011 (Forms 4) and the 8-K Current Reports of RxBids filed with the Securities and Exchange Commission on August 26, 2010, and January 21, 2011, respectively.

Item 4.  Purpose of Transaction.

Jenson Services acquired the option from Bradley as an investment; and cancelled and terminated the option, which option became null and void, to allow a change in control of RxBids to be concluded.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Jenson Services, Inc. owns 440,000 shares (approximately 2.2%, excluding shares underlying outstanding warrants and preferred stock ) of the RxBids’ outstanding common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 440,000*

            Shared power to vote or to direct the vote: 440,000*

            Sole power to dispose or to direct the disposition of: 440,000*

            Shared power to dispose or to direct the disposition of: 440,000*

*

See Item 3.  Based on approximately 20,000,000 issued and outstanding January 26, 2011.

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/01/2011                                                         /s/ Jenson Services, Inc.

                                                                                        Jenson Services, Inc.

          By /s/ Thomas J. Howells,

                                                                                              Vice President